Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
    ACE Aviation Holdings Inc. announces the terms of the initial distribution of units of Aeroplan Income Fund under its plan of arrangement

    MONTREAL, Dec. 28 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today the terms of the initial distribution of units of Aeroplan
Income Fund to its shareholders under the statutory arrangement approved by
ACE's shareholders at the special meeting held on October 5, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions in an aggregate amount of up to
$2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.
    ACE also announced that the Ontario Superior Court has issued earlier today a decision denying the application of the Air Canada Pilots Association against ACE, Air Canada and certain members of the board of directors of Air
Canada seeking an injunction order preventing ACE from proceeding with special distributions under the plan of arrangement, including the initial distribution of units of Aeroplan Income Fund.
    ACE shareholders as of the close of business on January 10, 2007 will be entitled to receive a non-cash distribution of approximately 0.442 units of
Aeroplan Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE such that ACE shareholders will hold such units directly rather than indirectly through ACE.
Based on the closing price of $17.12 per unit of Aeroplan Income Fund on the
Toronto Stock Exchange on December 27, 2006, the distribution is valued at approximately $856 million or approximately $7.57 per ACE share.
    In preparation for the initial distribution, ACE exchanged today
50,000,000 units of Aeroplan LP into 50,000,000 units of Aeroplan Income Fund.
Further to such exchange, Aeroplan Income Fund has 99,454,165 units issued and outstanding and holds a 49.7% interest in Aeroplan LP. ACE retained a 50.3%
direct interest in Aeroplan LP and ACE now holds an aggregate of 50,012,667 units of Aeroplan Income Fund representing 50.3% of the units of Aeroplan
Income Fund issued and outstanding.
    Due to restrictions applicable to Aeroplan Income Fund pursuant to United
States securities legislation, U.S. shareholders will receive units of
Aeroplan Income Fund only if they complete and submit a certification attesting that they are "qualified purchasers" for the purposes of the United
States Investment Company Act of 1940 and institutional "accredited investors"
for the purposes of Rules 501 (a) (1), (2), (3), or (7) of Regulation D under the United States Securities Act of 1933. A form of certification will be mailed to U.S. registered shareholders by CIBC Mellon Trust Company, ACE's transfer agent, prior to the record date for the initial distribution. U.S.
shareholders holding their ACE shares through a broker or other intermediary will not receive a form of certification directly from ACE or its transfer agent and should contact their broker or other intermediary to confirm if they meet the above requirements. U.S. shareholders that do not satisfy such requirements or that do not submit a properly completed certification on or prior to January 15, 2007 will receive the net cash proceeds after expenses of the sale on their behalf of the units of Aeroplan Income Fund which such shareholders would otherwise have been entitled to receive.
    Fractional interests in units of Aeroplan Income Fund, as well as the units of Aeroplan Income Fund that would otherwise be distributed to ACE registered shareholders holding less than 114 shares of ACE as of the close of business on January 10, 2007 will be sold on their behalf and the net cash proceeds after expenses will be paid to the shareholders entitled thereto.
    As of the close of business on January 10, 2007, ACE will remit the units of Aeroplan Income Fund that are being distributed to CIBC Mellon Trust
Company as agent for the shareholders of ACE pending delivery of the units to the shareholders or sale of the units on their behalf.
    Unit certificates representing the units of Aeroplan Income Fund and/or cheques representing the net cash proceeds of the sale of units of Aeroplan

Income Fund to which registered shareholders of ACE are entitled will be mailed by CIBC Mellon Trust Company by ordinary prepaid post on or about
January 25, 2007 without any action on the part of shareholders of ACE other than the U.S. shareholders as indicated above. The units of Aeroplan Income
Fund and/or the net cash proceeds of the sale of units of Aeroplan Income Fund to be distributed to non-registered shareholders of ACE will be credited to their account with their broker or other intermediary.
    ACE has received a favourable opinion from the Canada Revenue Agency confirming that, from a Canadian tax standpoint, the initial distribution under the plan of arrangement will be treated as a return of stated capital and not as a taxable dividend. As a result, the adjusted cost base to ACE shareholders of their ACE shares for Canadian tax purposes will be reduced by an amount equal to the fair market value, as of the record date, of the units of Aeroplan Income Fund.
    The cash proceeds received as a result of the initial distribution by an
ACE shareholder resident in the United States will be exempt from Canadian withholding tax. ACE shareholders should consult with their own tax advisors to determine the tax consequences to them of the initial distribution having regard to their particular circumstances.
    In connection with the initial distribution under the plan of arrangement, the conversion rate of ACE's 4.25% Convertible Senior Notes Due
2035 (TSX: ACE.NT.A) will be adjusted downward in accordance with the terms of the trust indenture governing the convertible senior notes. The details of the adjustment will be announced by subsequent news release.
    For more information concerning the plan of arrangement and the initial distribution of units of Aeroplan Income Fund, ACE shareholders may consult the management proxy circular dated August 31, 2006 available on ACE's website at www.aceaviation.com or at www.sedar.com. ACE shareholders who have questions may contact ACE's Investor Relations department at (514) 422-7837, or CIBC Mellon Trust Company, ACE's transfer agent and registrar at 1-800-387-
0825.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-
looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 10:18e 28-DEC-06